Filed Pursuant to Rule 433

Registration Statement No. 333-227744

Issuer Free Writing Prospectus dated December 18, 2018

Relating to Preliminary Prospectus dated December 18, 2018

Mercantil Bank Holding Corporation

Mercantil Bank Holding Corporation (the “Company”) has filed a registration statement on Form S-1, No. 333-227744, including amendments and exhibits thereto (the “Registration Statement”), under the Securities Act of 1933, as amended, for the proposed sale by the Company of certain shares of its Class A common stock, and by Mercantil Servicios Financieros, C.A. (“MSF”), as the selling shareholder, of all shares of the Company’s Class A common stock beneficially held by the selling shareholder (the “Offering”). The most recent Registration Statement can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1734342/000119312518351573/d613972ds1a.htm

This free writing prospectus relates to the Offering and should be read together with the preliminary prospectus, dated December 18, 2018, included in Amendment No. 4 to the Registration Statement (the “Preliminary Prospectus”). The following information supplements and/or updates the information contained in the Preliminary Prospectus:

The Company has received Federal Reserve approval for the repurchase of up to all 3,532,457 shares of our Class B common stock held by MSF. The Company and MSF are also seeking a determination from the Federal Reserve that, following the Offering, MSF will no longer control the Company for Bank Holding Company Act of 1956, or BHC Act, purposes.

The Company is reducing the size of the Offering to 6.3 million shares of Class A common stock, including all 4,922,477 shares of Class A common stock offered by MSF, as selling shareholder, plus an overallotment option of 945,000 shares of Class A common stock. The estimated offering price will be $13.00 per share. As a result of interest from persons eligible to participate in our directed share program, we have increased the amount of shares reserved for the directed share program to 25% of the total offering, including the overallotment option. See “Underwriting – Directed Share Program” in the Preliminary Prospectus.

The sale of all shares of Class A common stock in the Offering by MSF, as selling shareholder, will eliminate MSF’s holdings of Company voting securities. The estimated net proceeds to the Company from the Offering will be used to purchase approximately 1.42 million shares of Class B common stock held by MSF (approximately 2.39 million shares if the overallotment option is exercised in full). Such proceeds will reduce MSF’s ownership of nonvoting Class B common stock to less than 5.00% of the Company’s total outstanding shares of Class A and Class B common stock, before the overallotment option, and approximately 2.68% if the overallotment option is exercised in full. No Offering proceeds are expected to be available to redeem the Company’s outstanding trust preferred securities or for other purposes.

The Company and MSF have agreed to 365 day lock-up with respect to sales of Company Class A and Class B common stock under the underwriting agreement for the Offering. The underwriting agreement provides that the Company will not seek a waiver of its lock-up at prices of less than $13.00 per share of Class A Common Stock sold by the Company and that MSF will not seek a waiver at a price below $12.61 per share of Class B common stock held by MSF following the Offering. The Company and MSF have agreed to cooperate in connection with MSF’s sale of any remaining Class B common stock held beneficially by MSF, including seeking any necessary waivers from the underwriters of their lock-ups, other than the $12.61 price per share for Class B common stock. Any Class B common stock held beneficially by MSF following the Offering that is not sold by April 30, 2019 will be contributed by MSF to the Company, which will increase the Company’s equity per common share. Such agreements are subject to customary bank and securities regulatory requirements. See “Certain Relationships and Related Party Transactions” and “Underwriting” in the Preliminary Prospectus.

The Company has filed the Registration Statement, including a prospectus, with the U.S. Securities and Exchange Commission (“SEC”) for the Offering to which this communication relates. The Registration

Statement has not yet been declared effective by the SEC. Before you invest, you should read the Registration Statement, the Preliminary Prospectus, the prospectus and the other documents the Company has filed with the SEC for more complete information. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or dealer participating in this Offering will arrange to send you the prospectus if you request it by contacting: Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, Florida 33716 or by calling (800)-248-8863 or by emailing prospectus@raymondjames.com; or Keefe, Bruyette & Woods, Inc., 787 Seventh Ave., 4th Floor, New York, New York 10019, Attention: Equity Capital Markets, or by calling (800) 966-1559, or by emailing kbwsyndicatedesk@kbw.com.

These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective.